Exhibit 99.1

JD.COM ANNOUNCES THIRD QUARTER 2025 RESULTS

Beijing, China—November 13, 2025—JD.com, Inc. (NASDAQ: JD and HKEX: 9618 (HKD counter) and 89618 (RMB counter), the “Company” or “JD.com”), a leading supply chain-based technology and service provider, today announced its unaudited financial results for the three months ended September 30, 2025.

Third Quarter 2025 Highlights

•	Net revenues were RMB299.1 billion (US$[1]42.0 billion) for the third quarter of 2025, an increase of 14.9% from the third quarter of 2024.

•

Net income attributable to the Company’s ordinary shareholders was RMB5.3 billion (US$0.7 billion) for the third quarter of 2025, compared to RMB11.7 billion for the third quarter of 2024. Non-GAAP[2] net income attributable to the Company’s ordinary shareholders was RMB5.8 billion (US$0.8 billion) for the third quarter of 2025, compared to RMB13.2 billion for the third quarter of 2024.

•

Diluted net income per ADS was RMB3.39 (US$0.48) for the third quarter of 2025, compared to RMB7.73 for the third quarter of 2024. Non-GAAP diluted net income per ADS was RMB3.73 (US$0.52) for the third quarter of 2025, compared to RMB8.68 for the third quarter of 2024.

•

JD Retail reported net revenues of RMB250.6 billion (US$35.2 billion) for the third quarter of 2025, an increase of 11.4% from the third quarter of 2024. Income from operations of JD Retail was RMB14.8 billion (US$2.1 billion) for the third quarter of 2025, compared to RMB11.6 billion for the third quarter of 2024. Operating margin of JD Retail was 5.9% for the third quarter of 2025, compared to 5.2% for the third quarter of 2024.

“In the third quarter, we continued to see strong growth in both user base and shopping frequency, and the number of our annual active customers surpassed a new milestone of 700 million in October,” said Sandy Xu, Chief Executive Officer of JD.com. “Our core JD Retail has built a growth matrix where multiple drivers complement each other. We are confident to further solidify our leading market position in electronics and home appliances despite the high trade-in base, and unlock vast growth potential in the general merchandise category and advertising services. In addition, as JD Food Delivery continued to scale up and generate deeper synergies with JD Retail, it also achieved sequential investment reduction in Q3, thanks to its improved unit economics performance. Overall, we have seen healthy progress across our business lines, and believe they will work in synergies to unlock the full potential of our broader business ecosystem for the long term.”

[1]

The U.S. dollar (US$) amounts disclosed in this announcement, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this announcement is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2025, which was RMB7.1190 to US$1.00. The percentages stated in this announcement are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this announcement.

“In the third quarter, our total revenues increased by 14.9% year-on-year, driven by healthy momentum across our business lines,” said Ian Su Shan, Chief Financial Officer of JD.com. “JD Retail revenues were up 11.4% year-on-year in the quarter. In particular, growth of the general merchandise category and advertising revenues further accelerated in Q3 compared to a quarter ago, both of which will be our important growth drivers. During the quarter, JD Retail also made steady year-on-year margin expansion in both gross and operating margins. Our consolidated bottom-line performance at the group level mainly reflects our investment in the New Businesses, for which we will keep scaling with improving financial models over time.”

Updates of Share Repurchase Program

Pursuant to the Company’s share repurchase program of up to US$5.0 billion adopted in August 2024 and effective through August 2027, the Company repurchased a total of approximately 80.9 million Class A ordinary shares (equivalent to 40.4 million ADSs) for approximately US$1.5 billion during the nine months ended September 30, 2025. The remaining amount under the share repurchase program was US$3.5 billion as of the date of this announcement.

The total number of shares repurchased by the Company during the nine months ended September 30, 2025 amounted to approximately 2.8% of its ordinary shares outstanding as of December 31, 20243. All of these ordinary shares were repurchased from Nasdaq and the Hong Kong Stock Exchange pursuant to the share repurchase program.

Business Highlights

•	JD Retail:

On September 8, 2025, JD Supermarket held its 11th anniversary press conference, announcing five strategic initiatives focusing on products, brands, categories, channels and efficiency, with the goal of further expanding its user base over the next three years. To support product growth, JD Supermarket will continue to leverage its deep user insights and category planning capabilities to identify market gaps and growth opportunities. It will collaborate closely with brands on product features, packaging specifications, and pricing strategies to improve product differentiation. Through a combination of strategies such as traffic prioritization and targeted audience outreach, JD Supermarket will also help new products become bestsellers from day one. In addition, JD Supermarket will leverage its professional procurement and sales capabilities, technology, and supply chain advantages to enhance overall operational efficiency.

[3]	The number of ordinary shares outstanding as of December 31, 2024 was approximately 2,903 million shares.

On September 5, 2025, JD officially launched the “JD FASHION” label for its apparel categories. All apparel products under this label have passed JD’s rigorous procurement and selection process, meeting high standards for fabric quality and overall craftsmanship. The label currently covers key autumn and winter categories such as lightweight down jackets, wool and cashmere products, outdoor jackets, and underwear and loungewear, catering to consumers’ diverse daily needs. The launch of “JD FASHION” label will provide consumers with a more reliable shopping experience.

In the third quarter, JD MALL officially launched new stores in Taiyuan, Shenzhen, and its second store in Tianjin. As of the end of the third quarter, JD MALL operates over 20 stores nationwide, and the number of JD Appliance City Flagship Stores exceeds 100. With the concept of providing “one-stop shopping for home appliances and home goods, and first-hand experience of tech-enabled lifestyles,” JD is redefining the omni-channel retail experience. In addition, on September 19, 2025, JD officially entered into a strategic partnership with China Resources Longdation, announcing that the first JD MALL store in Hong Kong will be located in the central area in Wan Chai. Scheduled to open in 2026, the store will offer consumers in Hong Kong a brand-new, one-stop shopping experience for home appliances and digital products.

•	JD Logistics:

On August 8, 2025, JD Logistics’ Dubai No.5 Warehouse officially launched operations in the Jebel Ali Free Zone, Dubai, UAE. This marks the opening of JD Logistics’ ninth high-standard overseas warehouse in the Middle East. The warehouse primarily provides warehousing services for a leading Chinese electronics and technology enterprise. Covering an area of over 10,000 square meters, the warehouse stores nearly one million items of various sizes. With the support of the new warehouse, these high-quality products will be distributed to countries in the Middle Eastern markets, such as the UAE and Saudi Arabia.

On September 19, 2025, a JD Airlines Boeing 737-800BCF full-cargo aircraft, loaded with cross-border e-commerce parcels and high-end electronic products, took off from Shenzhen Bao’an International Airport and headed directly to Singapore Changi Airport. This marks that JD Logistics introduced a regular full-cargo route between Shenzhen and Singapore, further enhancing its air logistics network layout across the Asia-Pacific region. JD Logistics has launched multiple cross-border full-cargo routes, including those between Wuxi and Incheon, and Shenzhen and Bangkok, covering major countries in the Southeast Asian and East Asian markets.

•	JD Health:

During the third quarter of 2025, JD Health entered into strategic cooperation agreements with leading pharmaceutical companies, including Eli Lilly, Innovent Biologics, Eisai China, and Bayer China. JD Health also debuted a range of innovative drugs online, such as Eisai’s originator drug DAYVIGO (達衛可®) (Lemborexant Tablets), Hengrui Pharma’s dry eye treatment Heng Qin (恆沁®) (Perfluorohexyloctane Eye Drops), and Bayer’s Talcid (達喜®) Lactulose, further solidifying JD Health’s position as “the Leading Online Marketplace for New and Specialty Medicine Launches”. Beyond pharmaceuticals, JD Health also hosted the initial launch for various nutrition and health supplement products, including Haleon’s next-generation Centrum Silver (銀善存®) vitamins and Sainte’s Teai Benjia (特愛本佳), China’s first special medical purpose formula for phenylketonuria.

In September 2025, JD Health partnered with several medical device brands, including Yuwell, Sinocare, and MicroTech, to establish the intelligent interconnected ecosystem alliance. Leveraging JD Health’s AI agents, the alliance aims to build an integrated, full-cycle smart blood glucose management system covering monitoring, analysis, intervention and tracking. Looking ahead, the collaboration will expand to blood pressure, electrocardiogram (ECG), respiratory oxygenation, and additional health areas, creating a comprehensive service ecosystem that spans disease prevention through chronic disease management to meet users’ long-term health management needs.

In September 2025, JD Health and Union Hospital (Tongji Medical College, Huazhong University of Science and Technology) signed a strategic cooperation agreement, aiming to build a leading smart outpatient service platform in China. The two parties will jointly promote the application of JD Health’s “JOY DOC” (京東卓醫) AI product in offline hospital outpatient services, with the goal of establishing a full-process AI companion system to provide patients with a more convenient medical experience. The two parties will also deepen cooperation in areas such as online healthcare services and education, jointly exploring new models of “Internet + Healthcare” services.

•	New Businesses:

In the third quarter of 2025, JD Food Delivery continued to drive healthy progress. As its merchant supplies further expanded, JD Food Delivery recorded steady growth in GMV and order volume, while overall quarterly investment narrowed on a sequential basis. This was mainly attributable to its enhanced operational efficiency and financial discipline amid a competitive industry, resulting in a gradual improvement in the unit economics. During the third quarter, JD Food Delivery also continued to generate synergies with JD’s core retail business, particularly in driving user growth, user shopping frequency and cross-category purchases. In addition, 7Fresh Kitchen has gained wide recognition from consumers since its launch, with average daily order volume remaining at a high level. 7Fresh Kitchen represents a significant innovation in the supply chain model of the food delivery industry and is expected to contribute to the industry’s high-quality development.

•	Environment, Social and Governance

On July 29, 2025, Fortune released the Fortune Global 500 list for 2025. JD has made the list for ten consecutive years, rising from No.366 a decade ago to No.44 this year. This achievement reflects JD’s continuously enhanced global competitiveness through high-quality growth, as well as its consistent efforts to build a benchmark enterprise through its commitment to social responsibility and innovation.

As a testament to JD.com’s unwavering commitment to creating more jobs and making contribution to the society, the total personnel under the JD Ecosystem4 was approximately 900,000 as of September 30, 2025, including the Company’s employees, part-time staff and interns, as well as the personnel of the Company’s affiliates in the JD Ecosystem. The total expenditure for such human resources, together with the expenditure for external personnel who work for the JD Ecosystem, amounted to RMB148.5 billion for the twelve months ended September 30, 2025.

Third Quarter 2025 Financial Results

Net Revenues. Net revenues increased by 14.9% to RMB299.1 billion (US$42.0 billion) for the third quarter of 2025 from RMB260.4 billion for the third quarter of 2024. Net product revenues increased by 10.5%, while net service revenues increased by 30.8% for the third quarter of 2025, compared to the third quarter of 2024.

Cost of Revenues. Cost of revenues increased by 15.4% to RMB248.6 billion (US$34.9 billion) for the third quarter of 2025 from RMB215.3 billion for the third quarter of 2024.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 35.2% to RMB22.0 billion (US$3.1 billion) for the third quarter of 2025 from RMB16.3 billion for the third quarter of 2024. Fulfillment expenses as a percentage of net revenues was 7.4% for the third quarter of 2025, compared to 6.3% for the third quarter of 2024, as the Company continues to upgrade fulfillment capabilities and invest in human capital to enhance user experience.

Marketing Expenses. Marketing expenses increased by 110.5% to RMB21.1 billion (US$3.0 billion) for the third quarter of 2025 from RMB10.0 billion for the third quarter of 2024. Marketing expenses as a percentage of net revenues was 7.0% for the third quarter of 2025, compared to 3.8% for the third quarter of 2024, primarily due to the increased spending in promotional efforts for new business initiatives.

[4]

JD Ecosystem is a closely integrated business network providing comprehensive service for customers and comprises the Company and certain affiliates who share the “JD” brand name, currently including Jingdong Technology Holding Co., Ltd. and Allianz Jingdong General Insurance Company Ltd.

Research and Development Expenses. Research and development expenses increased by 28.4% to RMB5.6 billion (US$0.8 billion) for the third quarter of 2025 from RMB4.4 billion for the third quarter of 2024. Research and development expenses as a percentage of net revenues was 1.9% for the third quarter of 2025, compared to 1.7% for the third quarter of 2024.

General and Administrative Expenses. General and administrative expenses increased by 28.6% to RMB3.0 billion (US$0.4 billion) for the third quarter of 2025 from RMB2.3 billion for the third quarter of 2024. General and administrative expenses as a percentage of net revenues was 1.0% for the third quarter of 2025, compared to 0.9% for the third quarter of 2024.

Income/(Loss) from Operations and Non-GAAP Income from Operations. Loss from operations for the third quarter of 2025 was RMB1.1 billion (US$0.1 billion), compared to an income of RMB12.0 billion for the third quarter of 2024. Operating margin was negative 0.4% for the third quarter of 2025, compared to 4.6% for the third quarter of 2024. Non-GAAP income from operations was RMB211 million (US$30 million) for the third quarter of 2025, compared to RMB13.1 billion for the third quarter of 2024. Non-GAAP operating margin was 0.1% for the third quarter of 2025, compared to 5.0% for the third quarter of 2024. The declines were primarily attributable to increased strategic investment in new business initiatives.

Income from operations of JD Retail was RMB14.8 billion (US$2.1 billion) for the third quarter of 2025, compared to RMB11.6 billion for the third quarter of 2024. Operating margin of JD Retail for the third quarter of 2025 was 5.9%, compared to 5.2% for the third quarter of 2024.

Non-GAAP EBITDA. Non-GAAP EBITDA was RMB2.5 billion (US$0.3 billion) for the third quarter of 2025, compared to RMB15.1 billion for the third quarter of 2024. Non-GAAP EBITDA margin was 0.8% for the third quarter of 2025, compared to 5.8% for the third quarter of 2024.

Net Income Attributable to the Company’s Ordinary Shareholders and Non-GAAP Net Income Attributable to the Company’s Ordinary Shareholders. Net income attributable to the Company’s ordinary shareholders was RMB5.3 billion (US$0.7 billion) for the third quarter of 2025, compared to RMB11.7 billion for the third quarter of 2024. Net margin attributable to the Company’s ordinary shareholders was 1.8% for the third quarter of 2025, compared to 4.5% for the third quarter of 2024. Non-GAAP net income attributable to the Company’s ordinary shareholders was RMB5.8 billion (US$0.8 billion) for the third quarter of 2025, compared to RMB13.2 billion for the third quarter of 2024. Non-GAAP net margin attributable to the Company’s ordinary shareholders was 1.9% for the third quarter of 2025, compared to 5.1% for the third quarter of 2024.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS was RMB3.39 (US$0.48) for the third quarter of 2025, compared to RMB7.73 for the third quarter of 2024. Non-GAAP diluted net income per ADS was RMB3.73 (US$0.52) for the third quarter of 2025, compared to RMB8.68 for the third quarter of 2024.

Cash Flow and Working Capital

As of September 30, 2025, the Company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB210.5 billion (US$29.6 billion), compared to RMB241.4 billion as of December 31, 2024. For the third quarter of 2025, free cash flow of the Company was as follows:

	For the three months ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
	(In millions)
Net cash used in operating activities	(6,219)	(8,035)	(1,129)
Less: Impact from consumer financing receivables included in the operating cash flow	(2,232)	(618)	(87)
Less: Capital expenditures, net of related sales proceeds	(5,358)	(2,596)	(364)
Capital expenditures for development properties	(3,461)	(78)	(11)
Other capital expenditures*	(1,897)	(2,518)	(353)

Free cash flow	(13,809)	(11,249)	(1,580)

*	Including capital expenditures related to the Company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB154 million (US$21 million) for the third quarter of 2025, consisting primarily of cash paid for capital expenditures and business combinations, partially offset by net cash received from maturity of time deposits and wealth management products and disposal of equity investments.

Net cash provided by financing activities was RMB8.0 billion (US$1.1 billion) for the third quarter of 2025, consisting primarily of net cash provided by proceeds from borrowings.

For the twelve months ended September 30, 2025, free cash flow of the Company was as follows:

	For the twelve months ended
	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
	(In millions)
Net cash provided by operating activities	52,817	23,003	3,231
(Less)/Add: Impact from consumer financing receivables included in the operating cash flow	(1,124)	248	35
Less: Capital expenditures, net of related sales proceeds	(18,124)	(10,615)	(1,491)
Capital expenditures for development properties	(11,007)	(2,944)	(414)
Other capital expenditures	(7,117)	(7,671)	(1,077)

Free cash flow	33,569	12,636	1,775

Supplemental Information

The Company reports three reportable segments, JD Retail, JD Logistics, and New Businesses. JD Retail, including JD Health and JD Industrials, among other operating segments, mainly engages in online retail, online marketplace and marketing services in China. JD Logistics includes both internal and external logistics businesses. New Businesses mainly include JD Food Delivery, JD Property, Jingxi and overseas businesses.

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
Net revenues:
JD Retail	224,986	250,577	35,198	708,893	824,497	115,816
JD Logistics	44,396	55,084	7,737	130,740	153,615	21,578
New Businesses	4,970	15,592	2,191	14,476	35,197	4,944
Inter-segment eliminations*	(13,965)	(22,194)	(3,117)	(42,276)	(56,508)	(7,937)

Total consolidated net revenues	260,387	299,059	42,009	811,833	956,801	134,401

Less: cost of revenues:
JD Retail	(184,448)	(202,168)	(28,398)	(590,030)	(678,090)	(95,251)
JD Logistics	(39,318)	(50,255)	(7,059)	(117,493)	(140,274)	(19,704)
New Businesses	(3,783)	(16,592)	(2,331)	(11,457)	(35,583)	(4,998)
Inter-segment eliminations*	12,223	20,452	2,872	37,952	52,162	7,327
Less: operating expenses:
JD Retail	(28,930)	(33,581)	(4,717)	(87,822)	(104,794)	(14,720)
JD Logistics	(2,992)	(3,547)	(498)	(8,754)	(9,956)	(1,398)
New Businesses	(1,802)	(14,899)	(2,093)	(4,999)	(31,841)	(4,473)
Inter-segment eliminations*	1,742	1,742	245	4,324	4,346	610
Income/(Loss) from operations:
JD Retail	11,608	14,828	2,083	31,041	41,613	5,845
JD Logistics	2,086	1,282	180	4,493	3,385	476
New Businesses	(615)	(15,736)	(2,210)	(1,980)	(31,840)	(4,473)
Including: gain on sale of development properties	—	163	23	—	387	54

Total segment income from operations	13,079	374	53	33,554	13,158	1,848
Unallocated items**	(1,035)	(1,425)	(201)	(3,309)	(4,535)	(637)

Total consolidated income/(loss) from operations	12,044	(1,051)	(148)	30,245	8,623	1,211
Share of results of equity investees	1,359	2,740	385	1,771	6,142	863
Interest expense	(681)	(730)	(102)	(1,970)	(1,973)	(277)
Others, net	2,521	5,674	797	9,878	13,882	1,950

Total consolidated income before tax	15,243	6,633	932	39,924	26,674	3,747

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
	(In millions, except percentage data)
YoY% change of net revenues:
JD Retail	6.1%	11.4%		4.6%	16.3%
JD Logistics	6.6%	24.1%		9.5%	17.5%
New Businesses	(25.7)%	213.7%		(27.0)%	143.1%
Operating margin:
JD Retail	5.2%	5.9%		4.4%	5.0%
JD Logistics	4.7%	2.3%		3.4%	2.2%
New Businesses	(12.4)%	(100.9)%		(13.7)%	(90.5)%

*

The inter-segment eliminations mainly consist of revenues from supply chain solutions and logistics services provided by JD Logistics to JD Retail and New Businesses, and property leasing services provided by JD Property to JD Logistics.

**	Unallocated items include share-based compensation and amortization of intangible assets resulting from assets and business acquisitions.

The tables below set forth the revenue information:

	For the three months ended
	September 30, 2024	September 30, 2025	September 30, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	122,560	128,587	18,063	4.9%
General merchandise revenues	82,053	97,505	13,696	18.8%

Net product revenues	204,613	226,092	31,759	10.5%

Marketplace and marketing revenues	20,763	25,688	3,609	23.7%
Logistics and other service revenues	35,011	47,279	6,641	35.0%

Net service revenues	55,774	72,967	10,250	30.8%

Total net revenues	260,387	299,059	42,009	14.9%

	For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	YoY% Change
	RMB	RMB	US$
	(In millions, except percentage data)
Electronics and home appliances revenues	390,833	451,864	63,473	15.6%
General merchandise revenues	256,196	298,951	41,993	16.7%

Net product revenues	647,029	750,815	105,466	16.0%

Marketplace and marketing revenues	63,477	76,515	10,748	20.5%
Logistics and other service revenues	101,327	129,471	18,187	27.8%

Net service revenues	164,804	205,986	28,935	25.0%

Total net revenues	811,833	956,801	134,401	17.9%

Conference Call

JD.com’s management will hold a conference call at 7:00 am, Eastern Time on November 13, 2025, (8:00 pm, Beijing/Hong Kong Time on November 13, 2025) to discuss the third quarter 2025 financial results.

Please register in advance of the conference using the link provided below and dial in 15 minutes prior to the call, using participant dial-in numbers, the Passcode and unique access PIN which would be provided upon registering. You will be automatically linked to the live call after completion of this process, unless required to provide the conference ID below due to regional restrictions.

PRE-REGISTER LINK: https://s1.c-conf.com/diamondpass/10050858-j7ygt5.html

CONFERENCE ID: 10050858

A telephone replay will be available for one week until November 20, 2025. The dial-in details are as follows:

US:	+1-855-883-1031
International:	+61-7-3107-6325
Chinese Mainland:	400-120-9216
Hong Kong, China:	800-930-639
Passcode:	10050858

Additionally, a live and archived webcast of the conference call will also be available on the JD.com’s investor relations website at http://ir.jd.com.

About JD.com

JD.com is a leading supply chain-based technology and service provider. The Company’s cutting-edge retail infrastructure seeks to enable consumers to buy whatever they want, whenever and wherever they want it. The Company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries.

Non-GAAP Measures

In evaluating the business, the Company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders, non-GAAP net margin attributable to the Company’s ordinary shareholders, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per share and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The Company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain on sale of development properties and impairment of goodwill and long-lived assets. The Company defines non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders as net income/(loss) attributable to the Company’s ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments and others, reconciling items on the share of equity method investments, gain/(loss) from fair value change of long-term investments, impairment of goodwill, long-lived assets and investments, gain on sale of development properties and tax effects on non-GAAP adjustments. The Company defines free cash flow as operating cash flow adjusting the impact from consumer financing receivables included in the operating cash flow and capital expenditures, net of related sales proceeds. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets, land use rights and asset acquisitions. The Company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effects of share-based awards as determined under the treasury stock method and convertible senior notes. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The Company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to the Company’s ordinary shareholders and non-GAAP EBITDA reflect the Company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from consumer financing receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The Company believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the Company’s current operating performance and future prospects in the same manner as management does, if they so choose. The Company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the Company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The Company’s non-GAAP financial measures do not reflect all items of income and expense that affect the Company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The Company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The Company encourages you to review the Company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Sean Zhang

+86 (10) 8912-6804

IR@JD.com

Media Relations

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; laws, regulations and governmental policies relating to the industries in which JD.com or its business partners operate; potential changes in laws, regulations and governmental policies or changes in the interpretation and implementation of laws, regulations and governmental policies that could adversely affect the industries in which JD.com or its business partners operate, including, among others, initiatives to enhance supervision of companies listed on an overseas exchange and tighten scrutiny over data privacy and data security; risks associated with JD.com’s acquisitions, investments and alliances, including fluctuation in the market value of JD.com’s investment portfolio; natural disasters and geopolitical events; change in tax rates and financial risks; intensity of competition; and general market and economic conditions in China and globally. Further information regarding these and other risks is included in JD.com’s filings with the SEC and the announcements on the website of the Hong Kong Stock Exchange. All information provided herein is as of the date of this announcement, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	108,350	113,069	15,883
Restricted cash	7,366	12,266	1,723
Short-term investments	125,645	85,203	11,968
Accounts receivable, net (including consumer financing receivables of RMB2.0 billion and RMB1.2 billion as of December 31, 2024 and September 30, 2025, respectively)(1)	25,596	39,735	5,582
Advance to suppliers	7,619	8,111	1,139
Inventories, net	89,326	100,999	14,187
Prepayments and other current assets	15,951	17,165	2,411
Amount due from related parties	4,805	1,756	247
Assets held for sale	2,040	960	135

Total current assets	386,698	379,264	53,275

Non-current assets
Property, equipment and software, net	82,737	88,559	12,440
Construction in progress	6,164	8,337	1,171
Intangible assets, net	7,793	8,001	1,124
Land use rights, net	36,833	36,877	5,180
Operating lease right-of-use assets	24,532	29,854	4,194
Goodwill	25,709	27,594	3,876
Investment in equity investees	56,850	50,367	7,075
Marketable securities and other investments	59,370	70,622	9,920
Deferred tax assets	2,459	4,578	643
Other non-current assets	9,089	9,476	1,331

Total non-current assets	311,536	334,265	46,954

Total assets	698,234	713,529	100,229

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In millions, except otherwise noted)

	As of
	December 31, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term debts	7,581	17,062	2,397
Accounts payable	192,860	189,804	26,661
Advance from customers	32,437	40,202	5,647
Deferred revenues	2,097	2,322	326
Taxes payable	9,487	7,530	1,058
Amount due to related parties	1,367	248	35
Unsecured senior notes	—	3,547	498
Accrued expenses and other current liabilities	45,985	46,937	6,593
Operating lease liabilities	7,606	8,897	1,250
Liabilities held for sale	101	—	—

Total current liabilities	299,521	316,549	44,465

Non-current liabilities
Deferred revenues	502	324	45
Unsecured senior notes	24,770	21,005	2,951
Deferred tax liabilities	9,498	8,746	1,229
Long-term borrowings	31,705	38,957	5,472
Operating lease liabilities	18,106	22,621	3,178
Other non-current liabilities	835	907	127

Total non-current liabilities	85,416	92,560	13,002

Total liabilities	384,937	409,109	57,467

MEZZANINE EQUITY	484	—	—

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000 million shares authorized, 2,981 million shares issued and 2,838 million shares outstanding as of September 30, 2025)	239,347	231,933	32,580
Non-controlling interests	73,466	72,487	10,182

Total shareholders’ equity	312,813	304,420	42,762

Total liabilities, mezzanine equity and shareholders’ equity	698,234	713,529	100,229

(1)

JD Technology performs credit risk assessment services for consumer financing receivables business and absorbs the credit risk of the underlying consumer financing receivables. Facilitated by JD Technology, the Company periodically securitizes consumer financing receivables through the transfer of those assets to securitization plans and derecognizes the related consumer financing receivables through sales type arrangements.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	204,613	226,092	31,759	647,029	750,815	105,466
Net service revenues	55,774	72,967	10,250	164,804	205,986	28,935

Total net revenues	260,387	299,059	42,009	811,833	956,801	134,401

Cost of revenues	(215,344)	(248,585)	(34,919)	(681,082)	(801,839)	(112,634)
Fulfillment	(16,278)	(22,002)	(3,091)	(50,305)	(63,884)	(8,974)
Marketing	(10,000)	(21,050)	(2,957)	(31,121)	(58,606)	(8,232)
Research and development	(4,396)	(5,646)	(793)	(12,647)	(15,566)	(2,186)
General and administrative	(2,325)	(2,990)	(420)	(6,433)	(8,670)	(1,218)
Gain on sale of development properties	—	163	23	—	387	54

Income/(Loss) from operations(2)(3)	12,044	(1,051)	(148)	30,245	8,623	1,211

Other income/(expenses)
Share of results of equity investees	1,359	2,740	385	1,771	6,142	863
Interest expense	(681)	(730)	(102)	(1,970)	(1,973)	(277)
Others, net(4)	2,521	5,674	797	9,878	13,882	1,950

Income before tax	15,243	6,633	932	39,924	26,674	3,747
Income tax expenses	(2,406)	(252)	(36)	(6,128)	(2,305)	(324)

Net income	12,837	6,381	896	33,796	24,369	3,423

Net income attributable to non-controlling interests shareholders	1,106	1,105	155	2,291	2,025	284

Net income attributable to the Company’s ordinary shareholders	11,731	5,276	741	31,505	22,344	3,139

Net income per share:
Basic	4.02	1.86	0.26	10.44	7.81	1.10
Diluted	3.86	1.69	0.24	10.19	7.39	1.04
Net income per ADS:
Basic	8.05	3.72	0.52	20.88	15.63	2.20
Diluted	7.73	3.39	0.48	20.39	14.77	2.08

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation as follows:
Cost of revenues	(18)	(22)	(3)	(54)	(54)	(8)
Fulfillment	(91)	(157)	(22)	(309)	(303)	(43)
Marketing	(60)	(92)	(13)	(223)	(203)	(29)
Research and development	(172)	(307)	(43)	(511)	(820)	(115)
General and administrative	(437)	(580)	(82)	(1,106)	(2,202)	(308)

Total	(778)	(1,158)	(163)	(2,203)	(3,582)	(503)

(3) Includes amortization of business cooperation arrangements and intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(10)	(49)	(7)	(216)	(148)	(21)
Marketing	(229)	(182)	(26)	(674)	(697)	(98)
Research and development	(18)	(36)	(5)	(152)	(108)	(15)
General and administrative	—	—	—	(64)	—	—

Total	(257)	(267)	(38)	(1,106)	(953)	(134)

(4)

“Others, net” consists of interest income; gains/(losses) related to long-term investments without significant influence, including fair value changes, acquisitions or disposals gains/(losses), and impairments; government incentives; foreign exchange gains/(losses); and other non-operating income/(losses).

JD.com, Inc.

Unaudited Non-GAAP Net Income Per Share and Per ADS

(In millions, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to the Company’s ordinary shareholders	13,174	5,796	814	36,533	25,948	3,645
Non-GAAP net income per share:
Basic	4.52	2.04	0.29	12.10	9.07	1.27
Diluted	4.34	1.87	0.26	11.82	8.59	1.21
Non-GAAP net income per ADS:
Basic	9.04	4.08	0.57	24.21	18.15	2.55
Diluted	8.68	3.73	0.52	23.64	17.17	2.41
Weighted average number of shares:
Basic	2,916	2,838		3,018	2,859
Diluted	3,035	2,968		3,088	2,991

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In millions)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net cash (used in)/provided by operating activities	(6,219)	(8,035)	(1,129)	33,204	(1,888)	(265)
Net cash provided by/(used in) investing activities	21,725	(154)	(21)	11,612	24,300	3,413
Net cash (used in)/provided by financing activities	(1,806)	8,004	1,124	(18,220)	(11,723)	(1,647)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(791)	(637)	(89)	(1,038)	(1,070)	(150)

Net increase/(decrease) in cash, cash equivalents and restricted cash	12,909	(822)	(115)	25,558	9,619	1,351
Cash, cash equivalents and restricted cash at beginning of period, including cash and cash equivalents classified within assets held for sale	92,047	126,157	17,721	79,451	115,716	16,255
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at beginning of period	(2)	— *	— *	(53)	— *	— *

Cash, cash equivalents and restricted cash at beginning of period	92,045	126,157	17,721	79,398	115,716	16,255

Cash, cash equivalents and restricted cash at end of period, including cash and cash equivalents classified within assets held for sale	104,956	125,335	17,606	104,956	125,335	17,606
Less: Cash, cash equivalents and restricted cash classified within assets held for sale at end of period	(2)	— *	— *	(2)	— *	— *

Cash, cash equivalents and restricted cash at end of period	104,954	125,335	17,606	104,954	125,335	17,606

Net cash (used in)/provided by operating activities	(6,219)	(8,035)	(1,129)	33,204	(1,888)	(265)
Less: Impact from consumer financing receivables included in the operating cash flow	(2,232)	(618)	(87)	(1,375)	(995)	(140)
Less: Capital expenditures, net of related sales proceeds	(5,358)	(2,596)	(364)	(11,559)	(7,951)	(1,117)
Capital expenditures for development properties	(3,461)	(78)	(11)	(6,411)	(2,069)	(291)
Other capital expenditures	(1,897)	(2,518)	(353)	(5,148)	(5,882)	(826)

Free cash flow	(13,809)	(11,249)	(1,580)	20,270	(10,834)	(1,522)

*	Absolute value is less than RMB1 million or US$1 million.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

(In RMB billions, except turnover days data)

	Q3 2024	Q4 2024	Q1 2025	Q2 2025	Q3 2025
Cash flow and turnover days
Operating cash flow – trailing twelve months (“TTM”)	52.8	58.1	51.1	24.8	23.0
Free cash flow – TTM	33.6	43.7	37.6	10.1	12.6
Inventory turnover days(5) – TTM	30.4	31.5	32.8	34.1	35.8
Accounts payable turnover days(6) – TTM	57.5	58.6	57.6	59.0	58.0
Accounts receivable turnover days(7) – TTM	5.8	5.9	6.4	7.4	8.3

(5)

TTM inventory turnover days are the quotient of average inventory over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(6)

TTM accounts payable turnover days are the quotient of average accounts payable for retail business over the immediately preceding five quarters, up to and including the last quarter of the period, to cost of revenues of retail business for the last twelve months, and then multiplied by 360 days.

(7)

TTM accounts receivable turnover days are the quotient of average accounts receivable over the immediately preceding five quarters, up to and including the last quarter of the period, to total net revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing receivables.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Income/(Loss) from operations	12,044	(1,051)	(148)	30,245	8,623	1,211
Add: Share-based compensation	778	1,158	163	2,203	3,582	503
Add: Amortization of intangible assets resulting from assets and business acquisitions	144	267	38	769	772	109
Add: Effects of business cooperation arrangements	113	—	—	337	181	25
Reversal of: Gain on sale of development properties	—	(163)	(23)	—	(387)	(54)

Non-GAAP income from operations	13,079	211	30	33,554	12,771	1,794

Add: Depreciation and other amortization	1,998	2,255	316	5,840	6,396	898

Non-GAAP EBITDA	15,077	2,466	346	39,394	19,167	2,692

Total net revenues	260,387	299,059	42,009	811,833	956,801	134,401
Non-GAAP operating margin	5.0%	0.1%		4.1%	1.3%

Non-GAAP EBITDA margin	5.8%	0.8%		4.9%	2.0%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2024	September 30, 2025	September 30, 2025	September 30, 2024	September 30, 2025	September 30, 2025
	RMB	RMB	US$	RMB	RMB	US$
Net income attributable to the Company’s ordinary shareholders	11,731	5,276	741	31,505	22,344	3,139
Add: Share-based compensation	639	1,078	151	1,780	3,306	464
Add: Amortization of intangible assets resulting from assets and business acquisitions	48	216	30	342	571	80
Add: Reconciling items on the share of equity method investments(8)	83	91	13	664	870	122
Add: Impairment of goodwill, long-lived assets and investments	1,036	1	— *	2,696	616	87
Reversal of: Gain from fair value change of long-term investments	(360)	(720)	(101)	(472)	(377)	(53)
Reversal of: Gain on sale of development properties	—	(122)	(17)	—	(290)	(41)
(Reversal of)/Add: (Gain)/Loss on disposals/deemed disposals of investments and others	(49)	5	1	(279)	(1,197)	(168)
Add: Effects of business cooperation arrangements	113	—	—	337	181	25
Reversal of: Tax effects on non-GAAP adjustments	(67)	(29)	(4)	(40)	(76)	(10)

Non-GAAP net income attributable to the Company’s ordinary shareholders	13,174	5,796	814	36,533	25,948	3,645

Total net revenues	260,387	299,059	42,009	811,833	956,801	134,401
Non-GAAP net margin attributable to the Company’s ordinary shareholders	5.1%	1.9%		4.5%	2.7%

*	Absolute value is less than RMB1 million or US$1 million.
(8)	To exclude the GAAP to non-GAAP reconciling items on the share of equity method investments and share of amortization of intangibles not on their books.